Form C

Cover Page

Name of issuer:

Second Act Theatrical Capital LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/15/2021

Physical address of issuer:

555 Avenue of the Americas, #366
New York NY 10011

Website of issuer:

https://www.theindustrystandardgroup.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class CF Units

Target number of securities to be offered:

100

Price:

$500.00000

Method for determining price:

Dividing pre-money valuation $556,000.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

☐ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($27,893.00)	($10,583.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Second Act Theatrical Capital LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sammy Lopez	Theatre Producer, Director & Social Media Manager	Holtzman-Lopez Productions, LLC	2021
Rob Laqui	Producer	Octopus theatricals	2021
Rashad V. Chambers	Producer and Artist Manager	Esquire Entertainment	2021
Adam Hyndman	Producer and Performer	Octopus Theatricals	2021
Ronee Penoi	Director of Artistic Programming	ArtsEmerson	2021
Toni R. Isreal	Producer & CEO	REALEMN Productions	2021
Miranda Gohh	Producer	Davenport Theatrical Enterprises	2021
Cynthia J. Tong	Producer	Tom Kirdahy Productions	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Adam Hyndman	member	2021
Cynthia J. Tong	Founding Member	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
The Industry Standard Group (Principal owners are: Adam Hyndman, Cynthia Tong, Rashad Chambers, Ronee Penoi, Toni Israel, Miranda Gohh, Sammy Lopez, Rob Laqui. Each owns 12.5% of the LLC)	1112.0 Class A LLC Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have

not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> There is no assurance of recovery of capital or payment of profits.
>
> No one should consider the purchase of the interests being offered without recognizing the highly speculative nature of and the risks of loss involved in the purchase of an interest in an enterprise devoted to theatrical productions. Prospective investors should only invest in the Company if they do not require liquidity in their investment and are prepared to lose their entire investment.
>
> Success in the entertainment and live arts industry is highly unpredictable and there is no guarantee our projects will be successful in the market.
>
> Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.
>
> There is a high statistical chance of failure within the Broadway industry.
>
> It is estimated that of the plays produced for the Broadway stage, seventy percent (70%) result in a loss to their investors.
>
> Entertainment projects can be risky, and often more money might be needed to sustain it.
>
> The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and making money from theater projects usually requires significant capital investment to fund expenditures. Sometimes after a project opens, more money must be spent on marketing, operations, and maintenance costs. Even with adequate funding, the project may fail to gain traction with viewers.
>
> Our business relies heavily on available theaters and physical space.
>
> Our success in developing, producing and recouping investments on theatrical productions depends heavily on a project being able to be produced in a physical space, usually spaces built as theaters. There are a limited number of spaces that are available at any given time and even more than that, there are 41 theaters that qualify as Broadway theaters. Sometimes a project will be delayed based on availability of space.
>
> We run the risk of not being able to partner in Broadway shows if producers do not want to work with us or we might not get the terms that we want.
>
> Our organizational model is based on partnering with other reputable theater producers to support their projects. While we currently have great relationships with several producers in the industry, we run the risk of not being able to participate if producers do not want to work with us. On the other hand, even if we have the potential to work with a producer, as negotiations occur, we may not get all the terms we want. Our financial and organizational investment in shows may not necessarily give us leverage or decision-making ability.
>
> Creative teams are dynamic and can change.
>
> Collaborative and creative processes involve many participants, and often replacements or shifts in personnel occur. There are potential risk factors associated when such changes happen that can affect ticket sales or recoupment for productions, some include altered /extended timelines, unexpected press / attention, and additional resources added to the budget.
>
> A bad review from a reputable source could negatively affect the life of a project.
>
> Theater critics, particularly from the New York Times, LA Times, Vulture, and other reputable news sources, still have an outsized effect on ticket sales in the theater industry. Some audiences rely on these reviews to determine whether they will buy tickets to see a show.
>
> Union strikes and labor negotiations can delay or pause performances.
>
> There are over 25 unions, guilds, and labor organizations that are represented on Broadway including Actor's Equity Association (AEA), Stage Directors and Choreographers (SDC), the Dramatist Guild, Local 802 for Musicians, and others. These organizations have set agreements with employers but occasionally, labor negotiations can add financial strain to a project if they continue on too long or delay or pause performances. At the Broadway level, all actors must join AEA, which means the casts are 100% union workers.
>
> Anything can happen on stage or in the audience!
>
> Live events always present a certain risk because ultimately a theater is a room full of people who have free will. While courtesy rules are generally followed, if something seriously unexpected were to happen it could lead to negative press or the downfall of a show. On the other hand, sometimes it leads to positive, unexpected things.

unexpected things.

The Broadway League and the theater owners are major stakeholders in the commercial theater industry and have the ability to shift the field.

The Broadway League, which is composed of theater owners, on-the-road presenters, independent theater producers, and general managers, is a trade organization that holds the interests of all its constituents in collective bargaining with unions and determining the "Broadway" brand. The current model that we have built 2ATC is in relation to the collective bargaining agreements that are upheld by the Broadway League. In the case that The Broadway League or other major stakeholders make shifts in the industry, our model could potentially need to adapt or change as well.

There is uncertainty regarding critical or public acceptance of our productions.

Considerable competition exists among producers in the acquisition of theatrical properties. To some extent, the success or failure of the theatrical venture is dependent upon the ability of the producer to select talent and plays that will appeal to the theater-going public and to produce such work in a desirable theater. Ultimately, however, it is for the audience to determine whether a production will be a commercial success or failure.

The theatrical industry is highly competitive.

All aspects of the theatrical industry are highly competitive. Any production faces competition from other theatrical producers and presenters not only in attracting creative, business and technical personnel for the production of show, but also in securing theaters to present their production. In addition, productions will encounter competition from other plays and musicals as well as other types of public entertainment. The competition faced by live presentation theaters for the public's leisure-time activities has increased in recent years because of the expansion of the number of entertainment outlets such as cable, DVD, and digital.

There is no assurance of recoupment of capital contribution.

Productions will have to run for a significant amount of time (8 or more shows) at or well over 60% capacity to recoup investments made by investors.

Our subsidiary rights income is uncertain.

If productions in the portfolio of 2ATC are presented for a certain number of performances within a specified period, prospective investors may be entitled to share in the proceeds from the exploitation of subsidiary rights from the productions. If 2ATC is entitled to share in said subsidiary rights income, it is impossible to determine the extent to which such income will amount.

Production of shows at minimum capitalization reduces chance of success.

Capitalizing the Company at a minimum figure might mean that the Company would have less funds with which to meet contingencies or on which to draw for increased advertising or other expenditures that might be required to increase the likelihood of the production's success.

Due to the COVID-19 pandemic, Broadway and other theaters were closed for the longest period it's ever been down. It is possible that this could happen again and in the meantime, reinfections and surges can continue to affect business.

While the industry is back open, restrictions and precautions taken due to the COVID-19 pandemic both for audience members and performers and crew have continued to affect Broadway's return. COVID-19 testing protocols are stringent backstage but infections have and may continue to occur which can lead to a show closing for an evening or even a permanent shutdown.

COVID-19 has also had an effect on audiences and ticket sales for some shows. Audiences are currently required to be vaccinated unless they are under 12 or have a religious, cultural, or health reason exempting them (in which case they need to have proof of testing), which means some audience members who have not had been vaccinated have yet to return to buying tickets and coming to shows. Conversely, other theatergoers aren't ready to be back in spaces with other people for health reasons or concerns of COVID-19 being spread. Finally, tourism is a big part of Broadway and theater revenue, and while it is picking back up from a domestic standpoint, international travel will not pick up for a bit.

All this being said, the industry is continuing to be flexible and responsible in its return and it is unlikely that 2ATC will be partnering with many shows in the next year.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves live theater in which audience members and cast members are together live in a space. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early-stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect they have on the economy, our ability to maintain operations could be severely hampered.

This is an early-stage company.

2ATC was incorporated in 2021. It is a startup company, and at this moment, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model in commercial theater. 2ATCis built on the thesis that having a wide range of folks invested in our projects will give us a competitive advantage and that focusing on stories written for and by BIPOC and other historically underrepresented voices will lead to financial success and meaningful change in the theater industry. However, our thesis could be wrong. There is no assurance that we will be able to derive these benefits. Even if our concept is proven to give us a competitive advantage. To the extent we prove that this model works, we can expect other people to follow our lead in creating similar organizations. We will have the first leader advantage but not a monopoly in using Regulation CF for funding.

We must retain accredited investor status as an entity in order to invest in most Broadway shows. To retain accredited investor status, we need at least $5 million in assets.

While we are disrupting the pathway for participation for individuals by opening up the opportunity to non-accredited investors, investments in Broadway productions generally require the investor to be an accredited investor as defined by the Securities and Exchange Commission, which will require 2ATC to have at least $5 million in assets.

You may not be excited about all our projects.

We plan to develop a diverse slate of projects in the theater industry with a focus on BIPOC artists and creators and narratives. Final decisions on projects are made by the 2ATC management team. Our decision-making process honors and encourages the input of investors on an advisory basis within a specific timeframe to keep the process timely. However, projects may be chosen that you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take substantial time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the theater entertainment business can be slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our Units, we may or may not do so.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our eight co-founding members. All co-founding members are currently working on a pro bono basis and may need to be compensated at some point as the work expands. Should any of them discontinue supporting 2ATC, the work could discontinue at some point. There might be a time when additional staff will need to be hired. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We must trust the other leaders of the projects we might be working on.

Oftentimes, while we will play a role in the development of a project, there will be other partners on board leading the work as well. 2ATC will do their due diligence and research prior to entering in any fiscal and business partnerships, but there is no guarantee that these folks might not make an incorrect decision that negatively affects a project at some point. They will also be hiring creative talents and individuals with a track record of success and with the skills necessary to ensure that we create successful work but there is no guarantee.

We are experimenting with the decision-making process that can delay processes and might negatively impact the company.

Fundamental to our mission, we are embarking on trying different processes that may integrate the expertise and opinions of you and your fellow investors on an advisory basis. While we've put together a process that is timely and will allow investors to contribute their thoughts, ultimately 2ATC management will make final decisions. These processes are based on research and expertise but are unprecedented and it could have some unexpected results that will negatively impact the company.

Our Managers cannot be removed by a vote by the Unit holders.

The Units have no voting rights or ability to direct the Company or its actions. The Managers cannot be removed by a majority vote of the Unit holders.

Equity crowdfunding is new.

2ATC's fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their Units. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact 2ATC's ability to raise money as well as your ability to trade your Units.

The offering price has been set by Second Act Theatrical Capital.

Second Act Theatrical Capital has set the price of $500 per unit. Many entertainment projects may not provide a return on investment for years. Our

entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Cryptocurrency and the ICO wave could muddy the market.

2ATC is focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on 2ATC's ability to raise funds.

There is no current market for 2ATC Units.

The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the company is successful, we expect to return the investment that investors made as well as any profit, but there is no guarantee that will happen. We do not plan to be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their Units as collateral for some time.

We are the first to create an organization like this for the commercial theatre market, but other similar organizations could develop in this space.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage Unit holder lawsuits, or limit Unit holders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering will not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common Units or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

regulations promulgated under those laws.

In addition, when the Units are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Units or to the transferor with regard to ownership of the Units, that were in effect immediately prior to the transfer of the Units, including but not limited to the subscription agreement.

2ATC has no operating history.

2ATC has recently been formed. As such there is no operating history or financial statements on which an investment decision can be based. The likelihood of success of 2ATC must be considered in light of the risks, costs, difficulties and delays frequently encountered in establishing a new enterprise, many of which are beyond the Company's control. The Company is subject to all of the risks inherent in the creation of a new enterprise and the competitive environment in which it will operate. There can be no assurance that the Company will prove to be commercially successful or profitable.

The obligations of the Managers to the Company are not exclusive.

The Managers and their principals are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managers with respect to projects other than the Company's business could adversely affect its ability to manage the Company. Moreover, the Managers are expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and resulting in potential conflicts of interest.

In addition, the Managers may now or hereafter engage in businesses which provide goods and/or services to the Company which otherwise would be provided by unrelated third parties. By becoming an investor in the Company, investors consent to such transactions as long as they are on terms substantially as favorable to the Company as would have been provided by unrelated third parties.

The general partners have the right to abandon production of a show at any time. The general partners of a production have the right to abandon production of a show at any time, for any reason whatsoever. If such abandonment occurs before the opening of a Production financed by the 2ATC, then the investors must be prepared for the loss of all or substantially all of their investment. If such abandonment occurs after the opening of a production on Broadway and the production does not have a successful run, the investors must also be prepared for the loss of all or substantially all of their investment, except to the extent that the Company can profitably exploit the subsidiary rights in that production.

The Managers have a right to obtain and make loans on behalf of the Company.

The general partners of a production may obtain from third parties or any Manager may make loans to be repaid before return of the investors' capital contributions without affecting the respective interests of the investors. Any such loans advanced or to be advanced for the Company's purposes may be entitled to be repaid in full with or without interest before the return of any contributions to the investors (provided, however, that any loan to the Company made by a Manager shall not require the payment of any interest thereon). If the Managers elect to borrow additional sums or advance funds in the Company's name, such loans or advances may result in considerable delay in the repayment of investors' capital contributions to the Company or in a complete loss to investors if the gross receipts from a production are not sufficient to meet operating expenses and repay both loans or advances and the capital contributions of the investors.

There are risks associated with authorizing immediate use of contribution prior to minimum capitalization of the Company.

Investors into a production agree to the use of their capital contribution to the Company prior to the minimum capitalization of the Company for pre-production or production purposes, without waiving the right to have their contributions refunded. As such if insufficient funds are raised to complete the offering, the investors may lose part or all of their contribution without a production of the show having been presented. Any investor authorizing immediate use of their contribution obtains no advantage, unless such advantage has been negotiated with the Manager. Rather an investor incurs a distinct risk by authorizing use of contributions prior to the minimum capitalization of the Company.

There is a possibility of investors receiving unaudited financial statements.

If the Company receives an exemption from the requirements of filing certain certified accounting statements pursuant to New York accounting laws applicable to theatrical productions, then investors may be provided with unaudited financial statements. The Managers have not as of the date of this Memorandum applied for such exemption or determined whether such application will be made.

Because we will conduct our business to not be considered an Investment Company under the U.S. Investment Company Act of 1940, 60% of our total assets must be held in non-passive investments.

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act and regulated thereunder if it owns or proposes to acquire passive investment securities (exclusive of U.S. government securities and cash) having a value exceeding 40% of the value of its total assets on an unconsolidated basis. Because 60% of our assets must be held in non-passive investment securities, including government securities and cash, we may be restricted in the amount of funds we can invest in Broadway shows, which are considered passive investment securities.

All management members work for TISG and 2ATC on a part-time basis.

All eight co-founding members believe strongly in the mission of TISG and 2ATC and remain committed to seeing this project through, but as none of them are able to work full time for this project, it can mean that processes might be slower than some other businesses. All eight managers are active producers in the industry and are working on several other projects, which means everyone is juggling their time, but it also means they are very involved in the industry, which is also a strength for the organization. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Currently, management members have not received a fee, but will be collecting a management fee for services to uphold the organization as it grows.

Adam Hyndman and Rashad V. Chambers are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 23.4% investing and producing of commercial productions; 70.1% administrative, operations, and management; 6.5% WeFunder fees

---

If we raise: **$5,000,000**

Use of Proceeds: 37.4% investing and producing of commercial productions (additional shows); 56.1% administrative, operations, and management (to cover production of additional shows); 6.5% WeFunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $556,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Second Act Theatrical Capital LLC is offering up to 10,000 Units, at a price per Unit of $500.00.

The campaign maximum is $5,000,000 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead

Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,112	1,112	Yes
Class CF Units	10,000	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class CF Units are for investors entering through Regulation CF, and Class A Units are reserved for the owner / managing entity; The Industry Standard Group LLC. Class CF Units have 1x liquidation preferences over Class A Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class A Units have voting rights, while Class CF Units do not.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional

issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2022	Section 4(a)(2)		$35,476	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	TISG
Amount Invested	$35,476.00
Transaction type	Other
Issue date	12/30/22
Relationship	Parent Company

Founder contribution.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to

the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Second Act Theatrical Capital (2ATC) is a producing group that takes an active stake in the operation of a commercial theater productions (particularly Broadway shows); executing initiatives, managing in departments of expertise (particularly areas of equity, diversity, inclusion, community outreach, & antiracism), as well as being responsible for bringing in significant capital to the creation budget.

2ATC imagines that by creating an unprecedented pathway for access to Broadway, within 5 years we will significantly shift the demographics and perspectives involved with theatre producing and investing. That new networks and communities will be activated to take a vested interest in the future of theatre and Broadway, and that projects, artists, and theatre makers from all walks of life (particularly BIPOC communities) are connected to resources and support to make new and exciting work.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Second Act Theatrical Capital LLC was incorporated in the State of Delaware in September 2021.

Since then, we have:

- 🎭 93.6% of producers on Broadway are white -- our 8 BIPOC founders knew this needed to change
- 🏆 WORLD-CLASS Team: Tony and Drama Desk Award winners. Worked on 75+ Broadway shows
- 💰Broadway grosses over $1.5 BILLION/YEAR. We are making it open to EVERYONE
- 💫 We are partnering with 20 of the top Broadway producers across the industry
- 🎟Broadway investments usually start at $25k. We are lowering the barrier to entry to $500
- 🥂 Investors will be invited to exclusive industry events -- talkbacks, happy hours, classes
- 🚦Investors have a say in what shows we produce. Be a part of green-lighting a Broadway show!

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0.
- *Assets.* As of December 31, 2022, the Company had total assets of $0, including $0 in cash. As of December 31, 2021, the Company had $0 in total assets

$0 in cash. As of December 31, 2021, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $24,893 and net losses of $10,583 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been funded with $35,476 in capital contributions from the parent company.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Second Act Theatrical Capital LLC cash in hand is $0, as of June 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 48 months.

At the moment, 2ATC is run by 8 co-founders, operating pro-bono. Until the WeFunder raise is closed, operations will be continued on a pro-bono basis. There may be future hiring and staffing after that point, but currently there's been no operational and financial changes.

In the next 3-6 months, expenses will include minor operating costs, and we do not expect to be generating revenue. We need about $5 million in order to begin generating revenue. We expect to reach that point in 1 year.

We are not profitable at this point. We need about $5.5 million in order to begin possibly earning profit. We expect to reach that point in 4 years.

Outside of funds raised on Wefunder, we will be raising through Reg D 506(c) on identical terms as well. 2ATC is a subsidiary organization of The Industry Standard Group which supports 2ATC with general operating costs, particularly in the short-term.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Cynthia J. Tong, certify that:

(1) the financial statements of Second Act Theatrical Capital LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Second Act Theatrical Capital LLC included in this Form reflects accurately the information reported on the tax return for Second Act Theatrical Capital LLC filed for the most recently completed fiscal year.

Cynthia J. Tong
Producer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides

for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.theindustrystandardgroup.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Second Act Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Adam Hyndman
- Cynthia J. Tong
- Miranda Gohh
- Rashad V. Chambers
- Rob Laqui
- Ronee Penoi
- Sammy Lopez
- Toni R. Isreal

Appendix E: Supporting Documents

- 2ACT_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Second Act Theatrical Capital LLC

By

Cynthia J. Tong

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rashad V. Chambers
Founder
8/11/2023

Miranda Gohh
Principal Owner
8/10/2023

Toni R. Isreal
Founder
8/10/2023

Adam Hyndman
Founder
8/10/2023

Robert M Laqui
Founder
8/10/2023

Samuel Lopez
Founder
8/10/2023

Cynthia J. Tong
Founder
8/10/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.